[Orrick, Herrington & Sutcliffe LLP Letterhead]

September 20, 2007

VIA FACSIMILE AND HAND DELIVERY

Max A. Webb, Esquire, Assistant Director

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Re:	STRATS Trust for Allstate Corporation Securities, Series 2006-3
Form 10-K for the fiscal year ended December 31, 2006
Filed March 29, 2007, File No. 001-32867

Dear Mr. Webb:

On behalf of Synthetic Fixed-Income Securities, Inc. (“SFIS”), as sponsor and originator of the STRATS Trust for Allstate Corporation Securities, Series 2006-3 (the “Trust”), this letter responds to your letter dated September 10, 2007 providing comments on the above-referenced report on Form 10-K (the “Report”) filed with the Securities and Exchange Commission (the “Commission”) on behalf of the Trust. For your convenience, your comment has been reproduced below, followed by the registrants’ response.

Form 10-K

Item 1119 of Regulation AB, Affiliations and Certain Relationships and Related Transactions.

Comment 1.

We note your response to our prior comment 2 and reissue the comment. Item 1119 information may be omitted if substantially the same information had been provided previously in an annual report or in an effective registration statement. The item 1119 information should be disclosed under a separate caption in the prospectus supplement. We cannot locate this section in the prospectus supplement. Please revise the 10-K to disclose the information required by Item 1119 of Regulation AB.

Response:

The depositor will promptly file an amendment to the Report providing information, based on the standards set forth in Item 1119 of Regulation AB, regarding named affiliates of the sponsor, depositor and issuing entity.

Max A. Webb, Esquire

September 20, 2007

In connection with responding to your comment, we have been authorized by the registrants to inform you that the registrants hereby acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in the Report;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Report; and
•	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attached for your reference a draft amendment to the Report incorporating the changes discussed above and marked to show changes from the previously sent draft amendment. Should you have any questions or need additional information, please do not hesitate to contact James Whang, Director of Synthetic Fixed Income Securities, Inc., at (704) 715-7082, or Mark Riccardi, of Orrick, Herrington & Sutcliffe LLP, at (202) 339-8431.

Respectfully yours,

/s/ Mark R. Riccardi

Mark R. Riccardi

cc:	H. Yuna Peng
Rolaine Bancroft
James Whang

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